EXHIBIT 12


               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (In Thousands, Except Ratios)



                                      Twelve
                                    Months Ended           Year Ended December 31,
                                    September 30,  -----------------------------------------------
                                       2001(1)     2000(1)    1999      1998     1997 (2)    1996
                                   ---------------------------------------------------------------
Net income (3)                        $ 52,961   $ 53,417  $ 76,511  $ 70,367   $ 59,011  $ 78,962
  Income taxes                          28,457     34,924    43,161    39,093     35,072    45,672
  Fixed charges (see below)             70,818     47,995    39,195    38,582     39,795    40,161
  Less:  Preferred stock dividend          963      1,017     1,078     1,095      1,097     1,097
                                   ----------------------------------------------------------------
   Total adjusted earnings           $ 151,273  $ 135,319 $ 157,789 $ 146,947  $ 132,781 $ 163,698
                                   ----------------------------------------------------------------

Total interest expense                $ 68,949   $ 46,072  $ 36,790  $ 36,670   $ 37,509  $ 37,672
Interest component of rents                906        906     1,327       817      1,189     1,392
Preferred stock dividend                   963      1,017     1,078     1,095      1,097     1,097
                                   ----------------------------------------------------------------
   Total fixed charges                $ 70,818   $ 47,995  $ 39,195  $ 38,582   $ 39,795  $ 40,161
                                   ----------------------------------------------------------------

                                           2.1        2.8       4.0       3.8        3.3       4.1
                                   ================================================================

(1) Merger and integration related costs and restructuring costs incurred for the twelve months ended September 30, 2001 and for the year ended December 31, 2000 totaled $16.7 million and $32.7 million, respectively. These costs relate primarily to transaction costs, severance, elimination of duplicate facilities, and other merger, integration and restructuring activities.

     As a result of merger integration activities, management has identified certain information systems that are expected to be retired in 2001. Accordingly, the useful lives of these assets have been shortened to reflect this decision. These information system assets are owned by a wholly owned subsidiary of Vectren and the fees allocated by the subsidiary for the use of these systems by Indiana Gas are reflected in operation and maintenance expenses in the accompanying condensed financial statements. As a result of the shortened useful lives, additional fees were incurred by Indiana Gas. For the twelve months ended September 30, 2001 and for the year ended December 31, 2000, these additional fees increased operation and maintenance $13.0 million and $11.4 million, respectively.

     In total, merger and integration related costs and restructuring costs incurred for the twelve months ended September 30, 2001 and for the year ended December 31, 2000 were $29.7 million ($18.4 million after tax) and $44.1 million ($31.6 million after tax), respectively. Before merger and integration and restructuring charges, the Company's ratio of earnings to fixed charges for the twelve months ended September 30, 2001 was 2.4 and for the year ended December 31, 2000 was 3.5.

(2) The Indiana Gas Board of Directors authorized management to undertake the actions necessary and appropriate to restructure Indiana Gas' operations and recognize a resulting restructuring charge of $39.5 million ($24.5 million after tax) which included estimated costs related to involuntary workforce reductions. The Company's ratio of earnings to fixed charges before the 1997 Indiana Gas restructuring costs was 4.0.

(3) Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle.